Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of IVERIC bio, Inc. for the registration of its debt securities, common stock, preferred stock, warrants, subscriptions rights, depository shares and units and to the incorporation by reference therein of our reports dated March 4, 2021, with respect to the consolidated financial statements of IVERIC bio, Inc., and the effectiveness of internal control over financial reporting of IVERIC bio, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

October 21, 2021